Room 4561

June 7, 2005

Mr. Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 211
San Diego, California 92123

Re:	Dalrada Financial Corporation (formerly Imaging Technologies
Corporation)
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-120019

      Form 10-KSB for the fiscal year ended June 30, 2004, as amended
      Form 10-QSB for the fiscal quarter ended December 31, 2004, as amended
      Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-12641

Dear Mr. Bonar:

      We have reviewed your filings and have the following comments.

Amendment No. 2 to Registration Statement on Form SB-2

1. Your amended registration statement does not include your financial statements although you make reference to them in your table of contents. Pursuant to Item 310 of Regulation S-B, your registration statement must include audited financial statements for the most recent fiscal year as well as unaudited financial statements for your most recent interim period. Please file an amendment to your registration statement with appropriate financial statements and update your other disclosure (e.g., management`s discussion and analysis) as necessary.

2. Please advise us whether Randall Jones has recently been appointed as your chief financial officer. If so, please revise your disclosure to reflect such an appointment. We note that he executed your prior amendment as the acting chief financial officer. In addition, please provide us with your analysis explaining why you did not believe it was necessary to file a Form 8-K to disclose the appointment of your new chief financial officer. Please see Item
5.02 of Form 8-K.

Form 10-KSB for the fiscal year ended June 30, 2004, as amended

3. With reference to comment no. 2 above, it appears that Randall Jones served as your chief financial officer at the time you filed your amended Form 10-KSB. Pursuant to the requirements of Rules 13a-
14(a) and (b) under the Exchange Act, each principal executive and principal financial officer at the time of filing must furnish the certifications set forth in Items 601(b)(31) and (32) of Regulation
S-B. Please see Release No. 33-8238 and Question 13 to our Frequently Asked Questions for the Sarbanes-Oxley Act of 2002 for additional guidance.

Item 8A. Controls and Procedures

4. We note your response to our prior comment no. 4. Your statement appears to suggest that your disclosure controls and procedures are effective, but only to the extent of "alerting [your chief executive officer and chief financial officer] on a timely basis to material information...required to be included in [y]our reports." In other words, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis or whether such information is made known to your officers to allow timely decisions regarding required disclosure. Please advise us whether your disclosure controls and procedures were effective with respect to the foregoing as of June 30, 2004. Please see Rule 13a-15(e) under the Exchange Act for guidance.

5. We note your response to our prior comment no. 5.  Your
disclosure
states that "there have not been any significant changes in [y]our internal controls." Item 308 of Regulation S-B, however, requires the disclosure of "any" change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. Please advise us whether there were any changes in your internal controls during the quarter ended December 31,
2004
required to be disclosed under Item 308.

Forms 10-QSB for the fiscal quarters ended December 31, 2004, as amended, and March 31, 2005

Item 3. Controls and Procedures

6. We note your response to our prior comment no. 6 and your revised disclosure stating that "we feel our disclosure and procedures were effective as of the quarter period." Please note that Item 307 of Regulation S-B requires the disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Please also note that the term "disclosure controls and procedures" has a specific meaning as noted in your following paragraph. Please revise to state whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2004 and March 31, 2005.

7. You disclosed in your Form 10-QSB for the quarter ended
December
31, 2004 that you are "adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of [y]our disclosure controls." We further note that you make similar disclosure in your Form 10-QSB for the quarter ended March 31, 2005 as well as stating that there were no changes in your internal controls during the quarter. Please revise to state whether the steps to improve your controls that you have disclosed have been completed and if they have not been completed, advise us when you expect them to be completed. It appears that you have at least completed the hiring of a new chief accounting officer.
We also note your disclosure in the last paragraph of this section in which you state that steps have already been taken to ensure timely reporting. In light of these apparently completed steps, please advise us why you disclose that there has been no change in your internal controls during the quarter ended March 31, 2005 as well as why the steps to ensure timeliness did not appear effective with respect to the timeliness of the Form 10-QSB for the quarter ended March 31, 2005.

*              *              *              *

      As appropriate, please amend your registration statement and periodic filings, as necessary, in response to these comments. Responses to our comments on your periodic filings should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lisa Mitrovich at (202) 551-3453 if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Owen Naccarato, Esq.
	Naccarato & Associates
	19600 Fairchild, Suite 260
	Irvine, California 92612
	Telephone:  (949) 851-9261
	Facsimile:  (949) 851-9262